UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 151 OF THE SECURITIES RULES;

SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. Reporting Issuer

CREO INC.

3700 Gilmore Way

Burnaby, B.C. V5G 4M1

("Creo")

2. Date of Material Change

August 11, 2003

3. Press Release

Date of Issuance: August 11, 2003

Place of Issuance: Vancouver, British Columbia

4. Summary of Material Change

Creo announced that Scitex Corporation Ltd. sold 3.25 million common shares of Creo today through the facilities of the Toronto Stock Exchange in an arranged sale to various financial institutions.

5. Full Description of Material Change

Creo announced that Scitex Corporation Ltd. sold 3.25 million common shares of Creo today through the facilities of the Toronto Stock Exchange in an arranged sale to various financial institutions. The Scitex shareholding of 3.25 million common shares represented approximately 6.5 percent of the outstanding Creo shares.

Note to Draft: Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclosre those facts in a meaningful manner (see also item 7).

Note to Draft: This description of significant facts relating to material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial dollar values, reasons for the change, and a gneral comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form. The foregoing list merely describes examples and is not inclusive or exhaustive.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 118(2) of the Securities Act (Alberta)/Section 75(3) of the Securities Act (Ontario)

Not applicable.

Note to Draft: It is not common to file reports on a confidential basis. Refer to Section 85(3) of the Act concerning continuing obligations in respect of reports filed pursuant to this subsection. If a confidential report is filed, the reasons for relying on s.85(3) must be disclosed.

7. Omitted Information

Not applicable.

Note to Draft: In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but s.85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless beleive one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed in full detail inthe material change report. State whether any information has been omitted on this basis and provide reasons for any such omission in sufficient detail to permit the Commission to exercise its discretion pursuant to s. 151(3) of the Rules..

8. Senior Officers

For further information contact:

Paul Kacir, Corporate Secretary

Creo Inc.

3700 Gilmore Way

Burnaby, B.C. V5G 4M1

Telephone: (604) 453-4343

Facsimile: (604) 451-2711

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 13th day of August 2003.

CREO INC.

Per: "Amos Michelson"
(Authorized Signatory)

Amos Michelson, Chief Executive Officer
(Print Name and Title)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: August 14, 2003